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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                                DOTRONIX, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.05 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  258564 10 3
        ---------------------------------------------------------------
                                (CUSIP Number)

       WILLIAM S. SADLER, 160 FIRST STREET S.E., NEW BRIGHTON, MN 55112
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              SEPTEMBER 16, 1996
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

                                  Page 1 of 4

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                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 258564 10 3                                     PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      William S. Sadler
      ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    USA

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                          SOLE VOTING POWER
                     7    1,038,407
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,038,407
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,038,407


- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13    24.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                 SCHEDULE 13D

This amendment No. 4 to Schedule 13D is being filed to reflect changes in the amount and form of beneficial ownership of common stock of Dotronix, Inc.

ITEM 1. SECURITY AND ISSUER.
- ----------------------------

This statement relates to the Common Stock, $.05 par value (the "Common Stock"), of Dotronix, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 160 First Street S.E., New Brighton, Minnesota 55112.

ITEM 2. IDENTITY AND BACKGROUND.
- --------------------------------

The undersigned, William S. Sadler, is the Chief Executive Officer of the Issuer and his business address is set forth above. He is a United States citizen.

The undersigned, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body that resulted in judgment or final order regarding violations of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ----------------------------------------------------------

The amount of funds used by the undersigned in exercising warrants to purchase 25,000 shares of Common Stock on April 22, 1996 and 65,000 shares of Common Stock on September 13, 1996 and purchasing 5,000 shares of Common Stock on September 16, 1996 was $97,500, and the source of such funds was personal funds. None of such funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. PURPOSE OF TRANSACTION.
- -------------------------------

The purpose of the undersigned's acquisition of the shares of the Issuer is for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
- ---------------------------------------------

The undersigned beneficially owns 1,038,407 shares of Common Stock (including
(a) 10,759 shares of Common Stock that may be purchased pursuant to currently exercisable stock options that vested on June 25, 1992, (b) 10,759 shares of Common Stock that may be purchased pursuant to currently exercisable stock options that vested on June 25, 1993, (c) 262,089 shares of Common Stock directly owned and previously acquired, (d) 659,800 shares of Common Stock owned and previously acquired through Minnesota River Aviation, of which the undersigned is the sole shareholder, and (e) the 95,000


                                  Page 3 of 4
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shares of Common Stock purchased on April 22, September 13, and September 16,
1996 reported hereby), which constitutes 24.5% of the shares of Common Stock of the Issuer. This percentage is based upon the denominator of 4,220,135 outstanding shares of Common Stock as of September 20, 1996 plus 21,518 shares which may be purchased pursuant to currently exercisable stock options. Except as otherwise noted above, the undersigned holds sole voting power and power of disposition in connection with such shares.

Additionally, the undersigned's spouse owns 12,800 shares of Common Stock, for which the undersigned disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
- --------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
- -------------------------

Incorporated by reference to Amendment No. 3 to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
- -----------------------------------------

Exhibit 1: Purchase Agreement between the Issuer and the undersigned, including Exhibit A - Form of Stock Subscription Warrant and Exhibit B - Form of Registration Rights Agreement (incorporated by reference to Exhibit 1 to the original filing of this Schedule 13D).


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: September 20, 1996

                                   /s/ William S. Sadler
                                   _____________________________________
                                   William S. Sadler


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